MAIL STOP 3561


December 15, 2005


Mr. Yonglin Du
Level 19, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, China 100012

      Re:	Dahua, Inc.
   Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 14, 2005
   File No. 333-122622

Dear Mr. Du:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.


General
1. Please file a redlined version of your next amendment marked to show changes on EDGAR. See Rule 310 of Regulation S-T and Rule 472
of Regulation C.
Prospectus Cover Page
2. Per prior comment four in our letter dated March 17, 2005, please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-B.

Prospectus Summary
3. Please update the disclosure throughout the prospectus regarding when you expect to finish the plumbing, electric wiring, water supply and landscaping. The current disclosure speaks to the end of December 2005.


Organization Within Last Five Years, page 22
4. Since the transactions between Norton and Bauer and between
Bauer
and Beijing Dahua were treated as recapitalizations, the financial statements of the issuer for periods prior to the merger should be those of the operating company, Beijing Dahua, adjusted to give effect to the recapitalizations. Now that financial statements are presented for periods after the January 30, 2005 transaction, it is
no longer appropriate to present the historical financial
statements
of the shell company. Please revise to remove the financial statements of Norton Industries. Also, the caption of the annual financial statements of the operating company should be revised from
"Bauer Invest, Inc." to "Dahua, Inc.," since they represent the historical financial statements of the issuer.
5. Please explain how the accumulated deficit of $274,452 as of December 31, 2003 and the net loss of $138,625 for the year then ended, as reported in the Forms SB-2 and 10-KSB, reconcile with the historical accumulated deficit of the operating company of
$441,226
and the net loss of $271,442, reported in the 2003 financial statements in the Form 8-K filed on February 1, 2005.
6. We note separate financial statements of Bauer and Beijing Dahua were provided in the Form 8-K filed on February 1, 2005. Since the acquisition of the 80% interest in Dahua Real Estate by Bauer was treated as a recapitalization, we would not expect two sets of financial statements in the Form 8-K. Consolidated financial statements of Bauer should be provided to meet the requirements of
Item 310(c). The historical financial statements for periods prior to the transaction would be those of the operating company, Beijing
Dahua, adjusted to give effect to the recapitalization. Also, it is not clear why the financial statements of Bauer report an accumulated deficit of $97,727, while the financial statements of Beijing Dahua report an accumulated deficit of $716,084 as of September 30, 2004, and a loss of $274,858 for the nine months then ended. Please revise the Form 8-K to provide a single set of financial statements as discussed or explain your basis for the current presentation.
7. The second paragraph discloses that Bauer acquired 100% of the outstanding capital stock of Norton in exchange for $100,000 and the issuance of 1 million new shares. This disclosure suggests that Norton is the wholly owned subsidiary of Bauer, rather than vice versa. From other disclosures, it appears that Norton issued the 1 million shares as well as additional shares to the former owners of
Bauer. Please revise this paragraph to fully describe the principal terms of the combination which resulted in Bauer becoming a wholly owned subsidiary of Norton. Also, disclose any other issuances of securities by Norton following the combination. If true, please disclose that Norton changed its name to Dahua, Inc.
8. As Dahua Group was the previous 100% owner of Bauer, please explain the relationships between Dahua Group and Bauer and Dahua, Inc. at present.
9. As Dahua Group was the prior 100% owner of Bauer, please explain the information in Item 26 of Part II that 19 million Norton shares were issued to the 108 shareholders of Bauer.

Description of Business, page 24

   Development Projects, page 24
10. We note that 28 of the 76 units are pre-sold to date. We also note from the Form SB-2 filed February 8, 2005 that as of December 31, 2004, 30 of the 76 units had been pre-sold. Please disclose the reasons for the decline in pre-sold units and why you have not been able to pre-sell any units during 2005. To the extent this matter creates an uncertainty, risk or contingency, discuss in MD&A.
Home Construction, page 25
11. It appears that your contractual relationship with Aocheng has terminated. Disclose how you assure quality without this arrangement.

Liquidity and Capital Resources, page 24
12. Please reconcile the loans amounts of $7.11 and $7.46 million with the financial statements.
13. In the fifth paragraph, please explain the statement that "Dahua
Group still holds 80% of the shares" of Dahua Real Estate or revise.
Please review the entire prospectus for any similar statements and revise as necessary.

Critical Accounting Policies and Estimates, page 35
14. We note your response to prior comment 49. Please revise your disclosure of critical accounting policies and estimates to include your accounting policies and significant estimates with respect to inventory valuation and related prepaid construction costs. Discuss the process used by management to evaluate the recorded balances for potential impairment, including whether the impairment analysis is conducted on an aggregate or individual home site basis.

Certain Relationships and Related Party Transactions, page 37
15. Fully discuss all related party loans, capital loans, and lines of credit entered into and/or made to date. See Item 404 of Regulation S-B.




Executive Compensation, page 39
16. We note that Beijing Guohong pays your officer`s salaries. Tell us whether the amount of such salaries is included in the compensation table for the past three years and whether the proper officers are identified pursuant to Item 402 of Regulation S-B. Please disclose the agreement with Beijing Guohong under Certain Relationships and Related Party Transactions pursuant to Item 404 of
Regulation S-B. Please also file the agreement with Beijing Guohong and fully discuss its material terms.

Financial Statements

Note 4 - Loans Receivable, page 63
17. We note your response to prior comment 50. Please tell us the factors that management evaluated to determine that the notes became uncollectible during the quarter ended December 31, 2004, as opposed to any earlier period. Also, please confirm that the notes were not due from a related party, or alternatively, revise your disclosure to describe the nature of any related party relationships.
18. We note that loans receivable of $112,021 are recorded on the balance sheet at June 30, 2005. Please disclose the material terms of these loans in the footnotes to the interim financial statements, and tell us why you believe the amounts are fully collectible. Also, tell us whether the loans receivable are due from the same parties as the fully reserved loans at December 31, 2004, and if so, why you believe it was appropriate to reverse the valuation allowance against these loans.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


Sincerely,



								John Reynolds
      Assistant Director


 cc:	William G. Hu
	Fax (212) 809-1289






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Mr. Yonglin Du
Dahua, Inc.
December 15, 2005
P. 1